Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

October 28, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Raymond Be
Christina DiAngelo Fettig

Re:	Hamilton Lane Private Assets Fund

File Nos. 333-236451, 811-23509

Dear Mr. Be and Ms. Fettig:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Hamilton Lane Private Assets Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

disclosure Comments:

1. Comment: Following the narrative discussion of the incentive fee, the Staff advises the Registrant to include a graphical representation of how the incentive fee operates, including the various hurdles. Please accompany the graphic with several examples that show how the incentive fee would be calculated under several different scenarios.

Response: The Registrant respectfully advises the Staff that it continues to believe this type of disclosure to be inconsistent with current industry practice and regulatory requirements, and that such a representation would not provide shareholders with a useful representation of the operation of the Incentive Fee.

The Fund is offered only to investors that are both an “accredited investor” within the meaning of Rule 501 of the Securities Act of 1933, as amended and a “qualified client” within the meaning of Rule 205-3.

The structure and operation of the Fund’s Incentive Fee is different from other closed-end funds. Among other differences, the Incentive Fee is calculated on each applicable investment individually on a deal-by-deal basis and is only payable upon the Fund’s exit from such investment. Given the numerous assumptions needed to produce any graphical representation demonstrating the operation of the Fund’s Incentive Fee, such a representation would not provide shareholders with a useful representation of the operation of the Incentive Fee and could be misleading.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2. Comment: Please confirm that the Registration Statement is materially complete in all respects or revise the disclosure accordingly.

Response: The Registrant confirms that the next pre-effective amendment to the Registration Statement will be materially complete in all respects.

Accounting Comments:

1. Comment: Please include in the Registration Statement at least two years of audited financial statements of the Predecessor Fund.

Response: The Registrant will include audited financial statements reflecting the period since the Predecessor Fund’s commencement of operations in a pre-effective amendment.

2. Comment: Please confirm supplementally that the Registrant will comply with the requirement to provide notice of return of capital pursuant to Section 19(a) of the 1940 Act.

Response: Registrant confirms that it will comply with the requirement to provide notice of return of capital pursuant to Section 19(a) of the 1940 Act.

3. Comment: On page 9, in footnote 3 of the fee table, please add disclosure to clarify that, because the Investment Management Fee is based on the Fund’s Managed Assets, when the Fund uses leverage, the management fee as a percentage of net assets attributable to common stock will likely increase.

Response: The Registrant will revise the disclosure as requested.

4. Comment: Please consider whether the Registrant can estimate and reflect in the fee table on page 9 the statement: “The Expense Limitation Agreement also provides that, after the commencement of operations until the first anniversary of the commencement of operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment.”

Response: The amount of cash or cash equivalents held by the Fund cannot be reasonably estimated, and as a result, Registrant believes it would be misleading to include any such estimate in the fee table. The Registrant respectfully declines to reflect the amount referenced above in the fee table.

5. Comment: On page 10 of the Registration Statement, please round the numbers in the Expense Example to the nearest dollar in accordance with Item 3, Instruction 3 on Form N-2.

Response: The Registrant will revise the disclosure as requested.

6. Comment: Based on the statement “the Investment Management Fee is based, in part, on unfunded commitments” on page 23 of the Registration Statement, please confirm if reference to unfunded commitments should also be included in the Investment Management Agreement.

Response: The Registrant confirms that reference to unfunded commitments does not need to be included in the Investment Management Agreement. Unfunded commitments will only impact the Investment Management Fee to the extent that there are borrowings in anticipation of such investments. The Investment Management Agreement already provides that the Fund will pay a quarterly Investment Management Fee equal to 1.50% on an annualized basis of the Fund’s average daily Managed Assets during such period, which includes assets attributable to money borrowed for investment purposes.

7. Comment: Please acknowledge that the financial statements (which need not be audited) will be updated as of a date within 90 days prior to the date of filing a subsequent amendment.

Response: The Registrant acknowledges the Staff’s comment.

8. Comment: On page A-4 of the seed audit financial statements, please confirm whether the Receivable has settled. If not, please provide the timeline for settlement of the Receivable.

Response: The $165,667 Receivable from the Adviser is the result of the Fund’s incurred expenses exceeding the Expense Limit in the Expense Limitation Agreement. This receivable remains unsettled, and it is expected to remain unsettled until after the Hamilton Lane Evergreen Private Fund LP reorganizes with and transfers substantially all its portfolio securities into the Fund. Additionally, note that the amount is subject to a three-year recoupment period from the date a Waiver is made.

9. Comment: Please consider revising the sentence in Note 3 on page A-7 of the seed audit financial statements to state: “The Shares will initially be issued at $10.00 per Share and thereafter the purchase price for each class of Shares will be based on the NAV per Share plus any applicable sales load of that Class as of the date such Shares are purchased.”

Response: The Registrant acknowledges the Staff’s comment.

10. Comment: Please consider whether a more fulsome discussion of the calculation of the Incentive Fee should be included in the second paragraph of Note 4 in the seed audit financial statements.

Response: The Registrant acknowledges the Staff’s comment.

11. Comment: Please confirm if the Expense Limitation Agreement can be modified to match the language regarding recoupment under Note 4 in the seed audit financial statements.

Response: The Registrant will modify the Expense Limitation Agreement as requested.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	Frederick Shaw